Prudential plc 1 Angel Court london ec2r 7aG www.prudentialplc.com

May 19, 2022

BY EDGAR Division of Corporation Finance Office of Finance Securities and Exchange Commission Washington, D.C. 20549 United States Attention: John Spitz Michael Volley

Re:         Prudential plc

Form 20-F for Fiscal Year Ended December 31, 2021

Filed March 17, 2022

File No. 001-15040

Dear Mr. Spitz and Mr. Volley:

On behalf of Prudential plc (the “Company” or “Prudential”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated May 5, 2022, regarding Prudential’s Annual Report on Form 20-F for Fiscal Year Ended December 31, 2021 (the “2021 Form 20-F”) filed on March 17, 2022.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and italics, and have followed each comment with Prudential’s response.

Form 20-F for Fiscal Year Ended December 31, 2021

Determining Adjusted Operating Profit of Operating Segments, page 33

1.	Please provide us with the quantified components of the adjustment related to “short-term fluctuations in investment return on shareholder-backed businesses” for 2021, 2020 and 2019. Also, provide us a commentary that clearly describes the nature of and reasons for the components being backed out and/or added in to arrive at the measure to allow us to fully understand why the resulting measure is useful for management and investors.

Response

Background to Prudential’s insurance contract accounting under IFRS 4 and the use by management of adjusted operating profit based on longer-term investment returns

Prudential plc, 1 Angel Court, London, EC2R 7AG.

Incorporated and registered in England and Wales. Registered Office as above. Registered number 1397169.
Prudential plc is a holding company, some of whose subsidiaries are authorised and regulated, as applicable, by the Hong Kong Insurance Authority and other regulatory authorities.

Prudential uses adjusted operating profit based on longer-term investment returns as management’s preferred measure when evaluating the performance of the business. Economically the long-term nature of the Group’s business, with contracts lasting many years, means that it is able to manage a degree of short-term volatility in interest rates and equity markets. The adjusted operating profit measure that excludes the distorting effects from short-term market volatility therefore allows for a more relevant period-on-period comparison of the trading operations of a long-term life insurance business such as Prudential. It is also a measure that is often used by the Group’s Asia and UK peers and therefore is useful disclosure to enable both management and investors to compare the reported results of such companies, even in the absence of a common and internationally recognized and endorsed measurement standard for insurance contracts within IFRS. The concept for this measure was permitted by the legacy UK GAAP accounting for insurers as discussed further below.

Adjusted operating profit based on longer-term investment returns (‘adjusted operating profit’) is a key performance indicator that is part of the regular business and financial management information provided to Prudential’s Group Executive Committee, which is the Group’s chief operating decision maker as defined under IFRS 8, ‘Operating Segments’. In particular, it is the only profitability measure derived from IFRS by which the Group’s segments are evaluated on a monthly basis and upon which management is remunerated. IFRS 8 paragraph 25 states that “the amount of each segment item reported shall be the measure reported to the chief operating decision maker for the purposes of making decisions about allocating resources to the segment and assessing its performance. Adjustments and eliminations made in preparing an entity’s financial statements and allocations of revenues, expenses and gains or losses shall be included in determining reported segment profit or loss only if they are included in the measure of the segment’s profit or loss that is used by the chief operating decision maker.” Adjusted operating profit for each segment therefore is required to be disclosed as the Group’s measure of segment profit regularly evaluated by management.

As described on page 198 of the 2021 Form 20-F, IFRS 4 permits the continued use of previously applied Generally Accepted Accounting Practices (GAAP) for insurance contracts. Accordingly, for Prudential, the modified statutory basis of reporting as set out in the Statement of Recommended Practice issued by the Association of British Insurers has been applied since IFRS adoption in 2005 (the ‘grandfathered’ ABI SORP). The features of this accounting basis for policyholder liabilities together with the application of IAS 39 to financial assets by Prudential could differ from other accounting regimes. Other regimes, such as US GAAP, can have discount rates that are “locked-in” and may use an available-for-sale classification for assets with unrealised valuation movements, unless impaired, outside of the income statement, leading to a profit or loss that is subject to less short-term market volatility.

The use of the performance measure of adjusted operating profit was permitted under the ‘grandfathered’ ABI SORP, the underlying reporting basis applied by the Group under IFRS 4 as discussed above. Specifically, Para 291 of the grandfathered ABI SORP said “In assessing the performance and financial position of their operations, insurers will usually consider the longer-term investment performance to be more important than the investment return arising in the accounting period. Therefore, this SORP permits, but does not require, a form of presentation which enables the reader to identify operating results based on the longer-term rate of investment return.” The use of this metric is common among life insurers that apply the ‘grandfathered’ ABI SORP under IFRS 4 and the fair value option on their assets. Prudential has applied this approach consistently since the adoption of IFRS in 2005 and previously when the Group was reporting under UK GAAP.

Components of the “short-term fluctuations in investment returns on shareholder-backed businesses”

The table below shows the quantified components of the adjustments related to “short-term fluctuations in investment returns on shareholder-backed businesses” for 2021, 2020 and 2019:

Continuing operations*	2021 $m	2020 $m	2019 $m
Short-term market volatility on the following items of the Group’s shareholder-backed business:
Assets:
Debt securities	(1,479)	1,607	1,800
Equity-type and other investments	191	591	548
	(1,288)	2,198	2,348
Policyholder liabilities, net of reinsurance	830	(2,777)	(1,794)
Short-term fluctuations in investment returns on shareholder-backed businesses	(458)	(579)	554

*In line with the disclosures in the 2021 Form 20-F, both the short-term fluctuations in investment returns on shareholder-backed businesses and adjusted operating profit presented were only in respect of the continuing operations of the Group and excluded any results of the discontinued US operations of the Group. Accordingly, all the explanation provided in this response is only in respect of the Group’s continuing operations.

In general, the components as shown in the table above represent the excluded short-term market volatility effects to arrive at an adjusted operating profit that is based on the longer-term level of investment returns, which is a more useful and meaningful operating performance measure for a life insurance business such as Prudential, as explained above. Assets and liabilities within unit-linked or with profits funds are excluded from this consideration as under the Group’s ‘grandfathered’ measurement basis, asset and liability value movements fully offset.

For the assets component, the short-term fluctuations in investment returns as shown in the table above are calculated as the difference between the actual asset return in the period and the return had a longer-term rate of return been achieved, the latter amount being included in the calculation for adjusted operating profit based on longer-term investment returns.The basis of calculating the longer-term investment returns is as described on pages 33 to 34 and pages 209 and 210 of the 2021 Form 20-F. The basis differs for directly-held bonds as compared to equity and other similar type investments. For the equity-type investments, the longer-term rates are set taking into account past performance, current trends and future expectations and are broadly stable period on period. The objective of the longer-term investment returns basis is to reflect that the assets are held for the longer term to back the policyholder liabilities and therefore should exclude the effects of short-term fluctuations in market conditions from changes in interest rates or equity markets in the period.

On the policyholder liabilities component, as disclosed on page 33 and page 209 of the 2021 Form 20-F, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between business units depending upon the nature of the ‘grandfathered’ measurement basis under IFRS 4 that references the local GAAP or regulatory basis of these business units. Generally, many of the Group’s business units have an active basis of policyholder liabilities measurement and are therefore sensitive to year-on-year market changes. The short-term fluctuations in investment returns as shown in the table above comprise the difference between actual movement in policyholder liabilities based on the current market movements and the movement that would have arisen if interest rates and other relevant market factors had been at expected longer-term levels. This approach focuses on ensuring that short-term movements in the fair valuation of assets and calculation of policyholder liabilities, which over the longer-term for which these assets and liabilities are held should reverse, are excluded from the Group’s key measure of performance.

To demonstrate the drivers of the movement shown above, interest rates in many of the markets in which the Group operates rose over the course of 2021. This led to losses on bond assets but this was compensated to some degree by an increase in the discount rates used to determine policyholder liabilities. In 2020 and 2019 interest rates fell over the year and so assets and policyholder liabilities moved in the opposite direction. While the Group’s shareholder-backed businesses do not hold significant amounts of equities, in 2021, 2020 and 2019, equity markets rose in many of the relevant markets to a level that exceeded the longer-term returns, leading to gains recognized within short-term fluctuations in investment returns.

2.	Specifically related to the adjustment for “short-term fluctuations in investment return on shareholder-backed businesses”, please tell us how you considered whether the adjusted operating profit (loss) measure substitutes individually tailored recognition and measurement methods for those of IFRS which could result in a misleading measure that violates Rule 100(b) of Regulation G. Please refer to Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures for guidance.

Response

Prudential believes providing a disclosure of adjusted operating profit measure that is based on longer-term investment returns is not misleading but rather, for a life insurer such as Prudential which business is long-term in nature, it is a useful and more meaningful metric for investors for the reasons as discussed in the response to question 1.

Also as discussed in the response to question 1, Prudential’s approach to adjusted operating profit measure is permitted under the ‘grandfathered’ ABI SORP and is in line with the approach applied by its life insurance peers in the UK and Asia. Given the approach adopted is a recognised principle under grandfathered GAAP and its disclosure for each segment is required by IFRS 8, Prudential does not believe that its approach to adjusted operating profit represents an “individually tailored recognition and measurement methods for financial statement line items”.

*****

We confirm that we are aware that Prudential and its management are responsible for the accuracy and adequacy of the Company’s disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Thank you for your prompt attention to the Company’s response to the Staff’s comments. If you have any further questions, please contact Rebecca Wyatt (Director of Group Financial Accounting & Reporting), whose contact details are included at the foot of this letter, to assist you as required.

Yours faithfully

/s/ James Turner

James Turner
Group Chief Financial Officer
Prudential plc

cc:           Rebecca Wyatt, Prudential plc

(rebecca.wyatt@prudentialplc.com, telephone + 44 20 3977 9768)

Timothy Corbett, Morgan Lewis & Bockius LLP

4